Exhibit 77Q1(e)

NATIXIS OAKMARK FUND
Amendment No. 2 to the Sub-Advisory Agreement
(Harris Associates L.P.)

February 28, 2014

Pursuant to Section 11 of the Sub-Advisory Agreement (the “Agreement”) dated October 29, 2002 among Natixis Funds Trust II (formerly, CDC Nvest Funds Trust II), with respect to its Natixis Oakmark Fund series (the “Series”), NGAM Advisors, L.P. (formerly, CDC IXIS Asset Management Advisers, L.P.) (the “Manager”) and Harris Associates L.P. (the “Sub-Adviser”), the Agreement is hereby amended by deleting Section 7 and replacing it with the following:

7.           Compensation of the Sub-Adviser.  As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.52% of the first $200 million of the average daily net assets of the Series and 0.50% of such assets in excess of $200 million (or such lesser amount as the Sub-Adviser may from time to time agree to receive).  Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time).  Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

NGAM ADVISORS, L.P.
By:   NGAM Distribution Corporation, its general partner

By:  _/s/ David L. Giunta___________________
Name:           David L. Giunta
Title:           President and Chief Executive Officer

HARRIS ASSOCIATES L.P.
By:  Harris Associates Inc., its general partner

By:  _/s/ Kristi L. Rowsell__________________
Name:  Kristi L. Rowsell
Title:    President

NATIXIS FUNDS TRUST II
On behalf of its Natixis Oakmark Fund series

By:  _/s/ David L. Giunta___________________
Name:           David L. Giunta
Title:           President and Chief Executive Officer